SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           Schedule 13D

             Under the Securities Exchange Act of 1934
                       (Amendment No.     )*

                        Piemonte Foods, Inc.
                         (Name of Issuer)

                     Common Stock (No Par Value)
                   (Title of Class of Securities)

                               72027500
                            (CUSIP Number)

        Steven M. Plon, Esquire, Silverman Coopersmith Hillman & Frimmer
   Two Penn Center Plaza, Suite 910, Philadelphia, PA  19102, (215) 636-4482
       (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                           September 4, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the claim of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d1(a) for other parties to whom copies are to be sent.

*The remainder of this coverage page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that action of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on following page(s))

                               13D
1. NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

   Frank and Lydia E. LaGalia


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

   (a) x

   (b)


3. SEC USE ONLY


4. SOURCE OF FUNDS*

   PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) or 2(e)


6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America


 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

   79,500

8. SHARED VOTING POWER

   2,500

9. SOLE DISPOSITIVE POWER

   33,000

10. SHARED DISPOSITIVE POWER

   49,000

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    5,000 Frank LaGalia;
    74,500 Frank and Lydia E. LaGalia;
    2,500 Frank LaGalia and John LaGalia

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.3%

14. TYPE OF REPORTING PERSON*

    IN

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D

Item 1.  Security and Issuer.

    This statement relates to the Common Stock, no par value (the "Shares") of Piemonte Foods, Inc., a South Carolina corporation (the "Issuer").


Item 2.  Identity and Background.

     This statement is being filed by Mr. Frank LaGalia and Mrs. Lydia E. LaGalia, husband and wife (collectively, "Mr. and Mrs. LaGalia"). Their ownership of the Shares is as follows: (i) 74,500 Shares are held jointly by Mr. and Mrs. LaGalia, (ii) 5,000 Shares are held Mr. LaGalia in his individual capacity and (iii) 2,500 Shares are held jointly by Mr. LaGalia and his father, Mr. John LaGalia.

     Mr. and Mrs. LaGalia live at 100 Engle Street, Cresskill, New Jersey 07626. Frank LaGalia is engaged full-time as a Vice President of Italian Village Ravioli and Pasta Products, Inc., a privately held New Jersey corporation engaged in the business of selling ravioli, pasta and related products. The company's address is 575 Windsor Drive, Secaucus, New Jersey 07094. Lydia E. LaGalia is engaged full-time as a homemaker.

    Neither Frank LaGalia nor Lydia E. LaGalia has ever been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and neither has ever been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mr. and Mrs. LaGalia are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

     The 82,000 Shares covered by this filing were acquired at an aggregate cost (excluding commissions) of $155,187. The funds required for the purchases of the 74,500 Shares owned by Mr. and Mrs. LaGalia were provided, in part, from their personal funds and, in part, from funds borrowed by them by purchasing such Shares through a margin account at Gilford Securities Incorporated ("Gilford"). The funds required for the purchase of the 5,000 Shares owned by Mr.LaGalia individually were provided, in part, from his personal funds, and, in part, from funds borrowed by him by purchasing such Shares through a margin account at Gilford. The funds required for the purchase of the Shares jointly owned by Mr. LaGalia and his father, John LaGalia, were provided from their respective personal funds.

Item 4.  Purpose of the Transaction.

     Mr. and Mrs. LaGalia have invested in the Shares primarily because of the possibility that the Issuer will be successful in its business activities. They may make dispositions and additionalpurchases subject to a number of factors, including market prices of the Shares and their continuing review of the business of and the prospects for the Issuer and general market and business considerations.

     Except as set forth in the preceding paragraph, Mr. and Mrs. LaGalia have no present plans or proposals which relate to, or which would result in, any changes specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a) Mr. and Mrs LaGalia beneficially own 82,000 Shares of the Issuer, representing 5.3% of the 1,550,428 issued and outstanding Shares of the Issuer, based on information provided by the Issuer in its Form 10-K filing for the period ended May 31, 1997.

     (b) Mr. and Mrs. LaGalia have the joint power to vote all of the 74,500 Shares owned jointly by them. Mr. and Mrs. LaGalia have the joint power to dispose of all of such Shares, except for rights as to disposition for a total of 41,500 Shares granted to Gilford under the Mr. and Mrs. LaGalia Gilford Margin Account Agreement (as defined in Item 6 below).

           Mr. LaGalia has the sole power to vote all of the 5,000 Shares owned by him in his individual capacity. Mr. LaGalia's rights as to disposition of the 5,000 Shares owned by him in his individual capacity are subject to the Mr. LaGalia Gilford Margin Account Agreement (as defined in Item 6 below).

          Mr. LaGalia and his father, John LaGalia, have joint power to vote and dispose of all of the 2,500 Shares jointly owned by them.

    (c) Listed below are the acquisitions of Shares by Mr. and Mrs. LaGalia (whether jointly, individually by Mr. LaGalia, or jointly by Mr. LaGalia and John LaGalia) which have occurred since July 6, 1997, which is the date sixty
(60) days prior to the date of the event which requires filing of this
Schedule 13D (there have been no dispositions of Shares by Mr. and Mrs. LaGalia since said date). The acquisitions were made through open market purchases

Page 4 0f 11

      Date                 Number of Shares          Price Per Share

     7/24/97                    2,500                    $1.125
     7/29/97                    5,500                    $1.25
     7/29/97                    2,500                    $1.3125
     8/04/97                    1,000                    $1.375
     8/04/97                    2,500                    $1.50
     8/05/97                    5,000                    $1.625
     8/19/97                    5,000                    $1.9375
     8/26/97                    2,000                    $2.125
     8/28/97                    5,000                    $3.125
     8/28/97                    5,000                    $3.0625
     8/29/97                    5,000                    $3.075
     9/02/97                    5,000                    $3.03125
     9/02/97                    5,000                    $3.03125
     9/04/97                    5,000                    $3.1875


Item 6. Contracts, Arrangements, Understanding or Relationship With Respect to Securities of the Issuer.

     41,500 Shares owned jointly by Mr. and Mrs. LaGalia are held subject to a Client's Agreement between Mr. and Mrs. LaGalia and Prudential Securites Incorporated (a clearing corporation utilized by Gilford) dated August 11, 1995 (the "Mr. and Mrs. LaGalia Gilford Margin Account Agreement"). 5,000 Shares individually owned by Mr. LaGalia are held subject to an undated Client's Agreement between Mr. LaGalia and Wexford Clearing Services Corporation (a clearing corporation utilized by Gilford)(the "Mr. LaGalia Gilford Margin Account Agreement").

em 7.  Material to be Filed as Exhibits.

       A copy of the Mr. and Mrs. LaGalia Gilford Margin Account Agreement is attached to this Schedule 13D as Exhibit A. A copy of the Mr. LaGalia Gilford Margin Account Agreement is attached to this Schedule 13D as
Exhibit B.

Page 5 of 11



SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Frank LaGalia              September 8, 1997
    FRANK LaGALIA                     Date


/s/ Lydia E. LaGalia           September 8, 1997
    LYDIA E. LaGALIA                  Date

                                Exhibit "A"

                            CLIENT AGREEMENT

Frank and Lydia E. LaGalia, JT TEN
Account Name (herein referred to as I)

1. I agree as follows with respect to all of my accounts, in which I have an interest alone or with others, which I have opened or open in the future, with you for the purchase and sale of securities and commodities:

2. I am of full age and represent that I am not an employee of any exchange or of a Member Firm of any Exchange or the NASD, or of a bank, trust company or insurance company and that I will promptly notify you in writing if I become so employed.

3. All transactions for my account shall be subject to the constitution, rules, regulations, customs and usages, as the name may be constituted from time to time, of the exchange of market (and its clearinghouse, if any) where executed.

4. Any and all credit balances, securities, and all other property of whatsoever kind, including but not limited to; property belonging to me, owed to me, or in which I may have an interest held by you or carried for my accounts, shall be subject to a general lien, for the discharge of my obligations (including unmatured and contingent obligations) by you. This general lien shall apply to all of my obligations to you, however arising and without regard to whether or not you have made advances with respect to such property. Such credit balances, securities,commodities or contracts relating thereto and all other property, as referenced above, may, without notice to me, be carried in your general loans, and all securities may be pledged, repledged, hypothecated or rehypothecated, separately or in common with other securities or any other property for the sum due to you thereon or for a greater sum, without retaining in your possession and control, for delivery a like amount of similar securities or other property. Any time and from time to time you may, in your discretion, without notice to me, apply and/or transfer any security, cash or any other property therein, interchangeably between any accounts in which I may have an interest whether individual, joint, or otherwise or from any of my accounts to any account guaranteed by me. You are specifically authorized to transfer to my cash account on the settlement day following a purchase made in that account, excess funds available in any of my other accounts, including but not limited to any free balances in any margin account or in any non-regulated, sufficient to make full payment of this cash purchase. I agree that any debit occurring in any of my accounts may be transferred by you at your option to my margin account.

5. I will maintain such margins as you may in your discretion require from time to time and will pay on demand any debit balance owing with respect to any of my accounts. Whenever in your discretion you deem it desirable for your protection, (and without the necessary of a margin call) including but not limited to an instance where a petition in bankruptcy or for the appointment of a receiver is filed by or against me, or an attachment is leveled against my account, or in the event of notice of my death or incapacity, or in compliance with the orders of any Exchange, you may, without prior demand, tender, and without any notice of the time or place of sale, all of which are expressly waived, sell any or all securities which may be in your possession, or which you may be carrying for me, or buy any securities of which my account or account or accounts may be short, in order to close out in whole or in part any commitment in my behalf or your may place stop orders with respects to such securities or commodities and such sale or purchase may be made at your discretion on any Exchange or other market where such business is then transacted, or at public auction or private sale, with or without advertising and neither any demands, calls, tenders or notices which you may make or give in anyone or more instances nor any prior course of conduct or dealings between us shall invalidated of the aforesaid waivers on my part. You shall have the right to purchase of your own account any or all of the aforesaid property at any such sale, discharged of any right of redemption, which is hereby waived.

6. All orders for the purchase or sale of commodities for future delivery may be closed out by you as when authorized or required by the Exchange where
made.   Against a "long" position in any commodity contract, prior to maturity thereof, and at least five business days before the first notice day of the delivery month, I will give instructions to liquidate, or place you in sufficient funds to take delivery; and in default thereof, or in the event such liquidating instructions cannot be executed under prevailing conditions, you may, without notice or demand, close out the contracts or take delivery and dispose of the commodity upon any terms and by any method which may be feasible. Against a "short" position in any commodity contract, prior to maturity thereof, and at lease five business days before the last trading day of the delivery month, I will give you instructions to cover or furnish you
with all necessary delivery   documents and in default thereof, you may without
demand or notice, cover the contracts, or if orders to by in such contracts cannot be executed under prevailing conditions, you may procure the actual commodity and make delivery thereof upon any terms and by any method which may be feasible.

7. All transactions in any of my accounts are to be paid for or required margin deposited no later than 2:00 P.M. (ET) on the settlement date.

8. I agree to pay interest and service charges upon my accounts monthly at the prevailing rate as determined by you.

9. I agree that, in giving orders to sell, all "short" sale orders will be esignated as "short" by me and all "long" sale orders will be designated as "long" by me and that the designation of a sell order as "long" is a representation on my part that I own the security and, if the security is not in your possession that it is not then possible to deliver the security to you forthwith and I will deliver it on or before the settlement date.

10. Reports of the execution of orders and statements of my account shall be conclusive if not objected to in writing addressed to the branch manager of the office servicing such account(s) within five days and ten days, respectively, after transmittal to me by mail or otherwise.

11. All communications including margin calls may be sent to me at my address given you, or at such other address as I may hereafter give you in writing, and all communications so sent, whether in writing or otherwise, shall be deemed given to me personally, whether actually received or not.

12. No waiver of any provision of this agreement shall be deemed a waiver of any other provision, nor a continuing waiver of the provision or provisions so waived.

13. I understand that no provision of this agreement can be amended or waived except in writing signed by an officer of your Company, and that this agreement shall continue in force until its termination by me is acknowledged in writing by an officer of your Company, or until written notice of termination by you shall have been mailed to me at my address last given you.

14.      Arbitration is final and binding on the parties.
         The parties are waiving their right to seek remedies in court, including the right to jury trial.
         Pre-arbitration discovery is generally more limited than and different from court proceedings.
         The arbitrators' award is not required to include factual findings or legal reasoning and any party's right to appeal or to seek modification of rulings by the arbitrators is strictly limited.
         The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

     The undersigned agrees, and by carrying an account for the undersigned you agree, all controversies which may arise between us concerning any transaction or the construction, performance or breach of this or any other agreement between us, whether entered into prior, on or subsequent to the date hereof, shall be determined by arbitration. This contract shall be governed by the laws of the State of New York, and shall inure to the benefit of your successors and assigns, and shall be binding on the undersigned, my heirs, executors, representatives, attorneys-in-fact, admistrators and assigns. Any controversy arising out of or relating to my account, to transactions with or for me or to this Agreement or the breach thereof, and whether executed or to be executed within or outside of the United States, shall be settled by arbitration before either the New York Stock Exchange, Inc. or the National Association of Securities Dealers, Inc. or any other self-regulatory organization of which Prudential Securities Incorporated is a member, as I may elect and under the then existing arbitration procedures of the forum I have elected. If I do not make such election by registered mail addressed to you at your main office within five (5) days after demand by you that I make such election, then you may make such election. Notice preliminary to, in conjunction with, or incident to such arbitration proceeding, may be sent to me by mail and personal service is hereby waived. Judgment upon any award rendered by the arbitrators may be entered in any court having jurisdiction thereof, without notice to me. No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the customer is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this agreement except to the extent stated herein.

15. If any provision hereof is or at any time should become inconsistent with any present or future law, rule or regulation of any securitisor commodities exchange or of any sovereign government or a regulatory body thereof and if any of these bodies have jurisdiction over the subject matter of this agreement, said provision shall be deemed to be superseded or modified to conform to such law, rule or regulation, but in all other respects this agreement shall continue and remain in full force and effect.

16. I agree that my broker is a third-party beneficiary of this Agreement and that the terms and conditions hereof, including the arbitration provision, shall be applicable to all matters between or among myself and either my broker and/or Prudential Securities Incorporated.

Lending Agreement

You and any firm succeeding to your firm are hereby authorized from time to time to lend separately or together with the property of others, either to yourselves or to others, any properly, together with all attendant rights of worship, which you may be carrying for me on margin. In connection with such loans, you may receive and retain certain benefits to which I will not be entitled. In certain circumstances, such loans may limit, in whole or in part, my ability to exercise voting rights of the securities lent. This authorization shall apply to all accounts carried by you for me and shall remain in full force until written notice or revocation is received by you at your principal office in New York.

By signing this agreement, I acknowledge that my securities may be loaned to you or loaned out to others.

By signing this agreement, I acknowledge that I have received a copy of this agreement.

This agreement contains a pre-dispute arbitration clause at page 1 at paragraph 14.

Page 8 0f 11

8/11/95                 /s/Frank LaGalia                   /s/Lydia E. LaGalia
Date                    Client's Signature

                               Exhibit "B"

                            CLIENT AGREEMENT
Frank LaGalia
Account Name (herein referred to as I)


1. I agree as follows with respect to all of my accounts, in which I have an interest alone or with others, which I have opened or open in the future, with you for the purchase and sale of securities:

2. I am of full age and represent that I am not an employee of any exchange or of a Member Firm of any Exchange or the NASD, or of a bank, trust company or insurance company and that I will promptly notify you in writing if I become so employed.

3. All transactions for my account shall be subject to the constitution, rules, regulations, customs and usages, as the name may be constituted from time to time, of the exchange of market (and its clearinghouse, if any) where executed.

4. Any and all credit balances, securities, and all other property of whatsoever kind, including but not limited to; property belonging to me, owed to me, or in which I may have an interest held by you or carried for my accounts, shall be subject to a general lien, for the discharge of my obligations (including unmatured and contingent obligations) by you. This general lien shall apply to all of my obligations to you, however arising and without regard to whether or not you have made advances with respect to such property. Such credit balances, securities, commodities or contracts relating thereto and all other property, as referenced above, may, without notice to me, be carried in your general loans, and all securities may be pledged, repledged, hypothecated or rehypothecated, separately or in common with other securities or any other property for the sum due to you thereon or for a greater sum, without retaining in your possession and control, for delivery a like amount of similar securities or other property. Any time and from time to time you may, in your discretion, without notice to me, apply and/or transfer any security, cash or any other property therein, interchangeably between any accounts in which I may have an interest whether individual, joint, or otherwise or from any of my accounts to any account guaranteed by me. You are specifically authorized to transfer to my cash account on the settlement day following a purchase made in that account, excess funds available in any of my other accounts, including but not limited to any free balances in any margin account or in any non-regulated, sufficient to make full payment of this cash purchase. I agree that any debit occurring in any of my accounts may be transferred by you at your option to my margin account.

5. I will maintain such margins as you may in your discretion require from time to time and will pay on demand any debit balance owing with respect to any of my accounts. Whenever in your discretion you deem it desirable for your protection, (and without the necessary of a margin call) including but not limited to an instance where a petition in bankruptcy or for the appointment of a receiver is filed by or against me, or an attachment is leveled against my account, or in the event of notice of my death or incapacity, or in compliance with the orders of any Exchange, you may, without prior demand, tender, and without any notice of the time or place of sale, all of which are expressly waived, sell any or all securities which may be in your possession, or which you may be carrying for me, or buy any securities of which my account or account or accounts may be short, in order to close out in whole or in part any commitment in my behalf or your may place stop orders with respects to such securities or commodities and such sale or purchase may be made at your discretion on any Exchange or other market where such business is then transacted, or at public auction or private sale, with or without advertising and neither any demands, calls, tenders or notices which you may make or give in anyone or more instances nor any prior course of conduct or dealings between us shall invalidated of the aforesaid waivers on my part. You shall have the right to purchase of your own account any or all of the aforesaid property at any such sale, discharged of any right of redemption, which is hereby waived.

6. All transactions in any of my accounts are to be paid for or required margin deposited no later than 2:00 P.M. (ET) on the settlement date.

7. I agree to pay interest and service charges upon my accounts monthly at the prevailing rate as determined by you.

8. I agree that, in giving orders to sell, all "short" sale orders will be designated as "short" by me and all "long" sale orders will be designated as "long" by me and that the designation of a sell order as "long" is a representation on my part that I own the security and, if the security is not in your possession that it is not then possible to deliver the security to you forthwith and I will deliver it on or before the settlement date.

9. Reports of the execution of orders and statements of my account shall be conclusive if not objected to in writing addressed to the branch manager of the office servicing such account(s) within five days and ten days, respectively, after transmittal to me by mail or otherwise.

10. All communications including margin calls may be sent to me at my address given you, or at such other address as I may hereafter give you in writing, and all communications so sent, whether in writing or otherwise, shall be deemed given to me personally, whether actually received or not.

11. No waiver of any provision of this agreement shall be deemed a waiver of any other provision, nor a continuing waiver of the provision or provisions so waived.

12. I understand that no provision of this agreement can be amended or waived except in writing signed by an officer of your Company, and that this agreement shall continue in force until its termination by me is acknowledged in writing by an officer of your Company, or until written notice of termination by you shall have been mailed to me at my address last given you.

13.      Arbitration is final and binding on the parties.
         The parties are waiving their right to seek remedies in court, including the right to jury trial.
         Pre-arbitration discovery is generally more limited than and different from court proceedings.
         The arbitrators' award is not required to include factual findings or legal reasoning and any party's right to appeal or to seek modification of rulings by the arbitrators is strictly limited.
         The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

     The undersigned agrees, and by carrying an account for the undersigned you agree, all controversies which may arise between us concerning any transaction or the construction, performance or breach of this or any other agreement between us, whether entered into prior, on or subsequent to the date hereof, shall be determined by arbitration.

     This contract shall be governed by the laws of the State of New York, and shall inure to the benefit of your successors and assigns, and shall be binding on the undersigned, my heirs, executors, representatives, attorneys-in-fact, admistrators and assigns. Any controversy arising out of or relating to my account, to transactions with or for me or to this Agreement or the breach thereof, and whether executed or to be executed within or outside of the United States, shall be settled by arbitration before either the New York
Stock Exchange, Inc. or the National Association of Securities Dealers, Inc.
or any other self-regulatory organization of which Prudential Securities Incorporated is a member, as I may elect and under the then existing arbitration procedures of the forum I have elected. If I do not make such election by registered mail addressed to you at your main office within five
(5) days after demand by you that I make such election, then you may make such election. Notice preliminary to, in conjunction with, or incident to such arbitration proceeding, may be sent to me by mail and personal service is hereby waived. Judgment upon any award rendered by the arbitrators may be entered in any court having jurisdiction thereof, without notice to me. No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the customer is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this agreement except to the extent stated herein.

14. If any provision hereof is or at any time should become inconsistent with any present or future law, rule or regulation of any securities or commodities exchange or of any sovereign government or a regulatory body thereof and if any of these bodies have jurisdiction over the subject matter of this agreement, said provision shall be deemed to be superseded or modified to conform to such law, rule or regulation, but in all other respects this agreement shall continue and remain in full force and effect.

15. I agree that my broker is a third-party beneficiary of this Agreement and that the terms and conditions hereof, including the arbitration provision, shall be applicable to all matters between or among myself and either my broker and/or Wexford Clearing Services Corporation.

Lending Agreement

You and any firm succeeding to your firm are hereby authorized from time to time to lend separately or together with the property of others, either to yourselves or to others, any properly, together with all attendant rights of worship, which you may be carrying for me on margin. In connection with such loans, you may receive and retain certain benefits to which I will not be entitled. In certain circumstances, such loans may limit, in whole or in part, my ability to exercise voting rights of the securities lent. This authorization shall apply to all accounts carried by you for me and shall remain in full force until written notice or revocation is received by you at your principal office in New York.

By signing this agreement, I acknowledge that my securities may be loaned to you or loaned out to others.

By signing this agreement, I acknowledge that I have received a copy of this agreement.

This agreement contains a pre-dispute arbitration clause at page 1 at paragraph 13.

                    /s/Frank LaGalia
Date                Client's Signature



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